                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 1996

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the transition period from                  to

Commission file number 1-10410

         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          Harrah's Entertainment, Inc.
                           Savings and Retirement Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Harrah's Entertainment, Inc.
                          1023 Cherry Road
                          Memphis, Tennessee 38117

                          HARRAH'S ENTERTAINMENT, INC.

                           SAVINGS AND RETIREMENT PLAN

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995

            AND FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of Harrah's Entertainment, Inc.
  Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits, with fund information, for each of the three years ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of Harrah's Entertainment, Inc. Savings and Retirement Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits, with fund information, for each of the three years ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 (Exhibit I), of loans or fixed income obligations in default as of December 31, 1996 (Exhibit II) and of reportable transactions for the year ended December 31, 1996 (Exhibit III) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Memphis, Tennessee,
    April 14, 1997.




                                                                          HARRAH'S ENTERTAINMENT, INC.
                                                                          SAVINGS AND RETIREMENT PLAN
                                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                            AS OF DECEMBER 31, 1996

                                                                                Fund Information
                                   ------------------------------------------------------------------------------------------------



                                                                           Participant Directed Funds
                                   ----------------------------------------------------------------------------------------------
                                          Company   Aggressive     S&P 500     Long-Term         Income     Treasury    Executive
                                       Stock Fund   Stock Fund   Index Fund    Bond Fund           Fund         Fund    Life Fund
                                   -------------- ------------  -----------   ----------   ------------  -----------  -----------
                                                                                                                         (Note 5)

ASSETS
Investments (Notes 1 and 2)
 Harrah's Common stock               $135,632,128  $         -  $         -   $        -    $         -  $         -  $         -
 Mutual funds                                   -   17,773,235            -    8,902,563              -   17,164,516            -
 Common/collective trust fund                   -            -   52,537,865            -              -            -            -
 Guaranteed investment contracts                -            -            -            -              -            -    7,840,674
 Corporate securities                           -            -            -            -     33,710,806            -            -
 U.S. government and agency securities          -            -            -            -     23,225,678            -            -
 Other                                          -            -            -            -      2,049,979            -            -
 Temporary investments                  2,110,694      236,466      302,150       39,411        489,352      108,380      235,544

Receivables

 Due from participants (Note 1)                 -            -            -            -              -            -            -
 Interest and dividends                         -            -            -            -        511,449            -            -
 Due (to) from other funds                495,533      934,948      548,072      (33,116)      (879,066)  (1,136,291)     151,977
 Contributions                            168,851       38,056       45,266        7,485         43,182       14,123            -
 Other                                        684            -            -            -              -            -       82,203

Cash                                      651,044       73,014       93,296       12,169        151,099       33,465            -
                                     ------------  -----------  -----------   ----------    -----------  -----------  -----------
  Total assets                        139,058,934   19,055,719   53,526,649    8,928,512     59,302,479   16,184,193    8,310,398
                                     ------------  -----------  -----------   ----------    -----------  -----------  -----------
LIABILITIES

Advances from Harrah's                          -            -            -            -              -            -   (2,340,947)
Bank overdrafts                        (1,518,147)    (170,260)    (217,554)     (28,377)      (352,343)     (78,036)           -
Accrued expenses                         (199,960)     (52,718)     (61,572)     (10,653)       (60,393)     (18,514)           -
Accounts payable                                -            -      (10,431)           -     (2,286,159)      (3,484)    (552,032)
Other                                     (31,069)      (2,717)     (13,097)      (1,948)       (14,635)      (5,924)           -
                                     ------------  -----------  -----------   ----------    -----------  -----------  -----------
Total liabilities                      (1,749,176)    (225,695)    (302,654)     (40,978)    (2,713,530)    (105,958)  (2,892,979)
                                     ------------  -----------  -----------   ----------    -----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS    $137,309,758  $18,830,024  $53,223,995   $8,887,534    $56,588,949  $16,078,235  $ 5,417,419
                                     ============  ===========  ===========   ==========    ===========  ===========  ===========


                                       -------------------------
                                             Non-
                                      Participant
                                         Directed
                                             Fund
                                       ----------

                                        ESOP Fund      Loan Fund           Total
                                       ----------     ----------    ------------

ASSETS
Investments (Notes 1 and 2)
 Harrah's Common stock                $10,809,098     $        -    $146,441,226
 Mutual funds                                   -              -      43,840,314
 Common/collective trust fund                   -              -      52,537,865
 Guaranteed investment contracts                -              -       7,840,674
 Corporate securities                           -              -      33,710,806
 U.S. government and agency securities          -              -      23,225,678
 Other                                          -              -       2,049,979
 Temporary investments                      1,752              -       3,523,749

Receivables

 Due from participants (Note 1)                 -     21,687,690      21,687,690
 Interest and dividends                         -              -         511,449
 Due (to) from other funds                (82,057)             -               -
 Contributions                                  -              -         316,963
 Other                                          -              -          82,887

Cash                                            -              -       1,014,087
                                     ------------   ------------   -------------
  Total assets                         10,728,793     21,687,690     336,783,367
                                     ------------   ------------   -------------
LIABILITIES

Advances from Harrah's                          -              -      (2,340,947)
Bank overdrafts                                 -              -      (2,364,717)
Accrued expenses                                -              -        (403,810)
Accounts payable                          (14,326)             -      (2,866,432)
Other                                           -              -         (69,390)
                                     ------------    -----------    ------------
Total liabilities                         (14,326)             -      (8,045,296)
                                     ------------    -----------    ------------
NET ASSETS AVAILABLE FOR BENEFITS     $10,714,467    $21,687,690    $328,738,071
                                     ============    ===========    ============



 The accompanying Notes to Financial Statements are an integral part of this statement.



                                                                          HARRAH'S ENTERTAINMENT, INC.
                                                                          SAVINGS AND RETIREMENT PLAN
                                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                            AS OF DECEMBER 31, 1995

                                                                             Fund Information
                                   -----------------------------------------------------------------------------------------------



                                                                        Participant Directed Funds
                                   -----------------------------------------------------------------------------------------------
                                          Company   Aggressive       S&P 500     Long-Term        Income     Treasury    Executive
                                       Stock Fund   Stock Fund     Index Fund    Bond Fund          Fund         Fund    Life Fund
                                    -------------  -----------    -----------   ----------    ----------   ----------   ----------
                                                                                                                          (Note 5)
ASSETS
Investments (Notes 1 and 2)
 Harrah's Common stock               $160,163,755   $        -    $         -   $        -   $         -  $         -   $        -
 Mutual funds                                   -    8,007,657              -    7,514,110     1,128,109   17,092,695            -
 Common/collective trust fund                   -            -     36,722,025            -             -            -            -
 Guaranteed investment contracts                -            -              -            -     2,045,697            -    9,451,578
 Corporate securities                           -            -              -            -    19,189,663            -            -
 U.S. government and agency securities          -            -              -            -    40,736,885            -            -
 Other                                          -            -              -            -        15,585            -            -
 Temporary investments                  2,359,298      259,654        471,371       87,883       631,077      183,755      203,015

Receivables

 Due from participants (Note 1)                 -            -              -            -             -            -            -
 Interest and dividends                         -            -              -            -       776,309            -            -
 Due (to) from other funds               (658,790)   1,023,690      1,529,977      543,451      (915,244)  (1,661,867)     104,902
 Contributions                            813,137       75,874        152,317       29,465       217,288       70,208            -
 Other                                    264,323        9,647        208,441       10,104        42,609       12,894      384,803

Cash                                        1,182          130            236           44           319           92            -
                                     ------------   ----------    -----------   ----------    ----------   ----------   ----------
  Total assets                        162,942,905    9,376,652     39,084,367    8,185,057    63,868,297   15,697,777   10,144,298
                                     ------------   ----------    -----------   ----------    ----------   ----------   ----------
LIABILITIES

Advances from Harrah's                          -            -              -            -             -            -   (2,543,851)
Bank overdrafts                        (1,255,131)    (138,277)      (251,026)     (46,801)     (334,172)     (97,858)           -
Accrued expenses                         (175,614)     (11,355)       (35,179)      (5,056)      (79,253)     (16,261)           -
Accounts payable                           (3,936)           -              -            -      (834,973)           -     (549,145)
Other                                     (35,707)         (52)       (13,465)      (4,726)       (7,569)         (38)           -
                                     ------------   ----------    -----------   ----------    ----------   ----------   ----------
Total liabilities                      (1,470,388)    (149,684)      (299,670)     (56,583)   (1,255,967)    (114,157)  (3,092,996)
                                     ------------   ----------    -----------   ----------    ----------   ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS    $161,472,517   $9,226,968    $38,784,697   $8,128,474   $62,612,330  $15,583,620  $ 7,051,302
                                     ============   ==========    ===========   ==========   ===========  ===========  ===========


                                                  --------------------------
                                                        Non-
                                                 Participant
                                                    Directed
                                                        Fund
                                                   ---------

                                                   ESOP Fund       Loan Fund           Total
                                                   ---------      ----------      ----------

ASSETS
Investments (Notes 1 and 2)
 Harrah's Common stock                            $13,861,665     $        -    $174,025,420
 Mutual funds                                               -              -      33,742,571
 Common/collective trust fund                               -              -      36,722,025
 Guaranteed investment contracts                            -              -      11,497,275
 Corporate securities                                       -              -      19,189,663
 U.S. government and agency securities                      -              -      40,736,885
 Other                                                      -              -          15,585
 Temporary investments                                  1,634              -       4,197,687

Receivables

 Due from participants (Note 1)                             -     21,850,295      21,850,295
 Interest and dividends                                     -              -         776,309
 Due (to) from other funds                             33,881              -               -
 Contributions                                        369,075              -       1,727,364
 Other                                                  2,563              -         935,384

Cash                                                        -              -           2,003
                                                  -----------    -----------    ------------
  Total assets                                     14,268,818     21,850,295     345,418,466
                                                  -----------    -----------    ------------
LIABILITIES

Advances from Harrah's                                      -              -      (2,543,851)
Bank overdrafts                                             -              -      (2,123,265)
Accrued expenses                                            -              -        (322,718)
Accounts payable                                      (44,032)             -      (1,432,086)
Other                                                     208              -         (61,349)
                                                  -----------    -----------    ------------
Total liabilities                                     (43,824)             -      (6,483,269)
                                                  -----------    -----------    ------------
NET ASSETS AVAILABLE FOR BENEFITS                 $14,224,994    $21,850,295    $338,935,197
                                                  ===========    ===========    ============


 The accompanying Notes to Financial Statements are an integral part of this statement.



                                                                          HARRAH'S ENTERTAINMENT, INC.
                                                                          SAVINGS AND RETIREMENT PLAN
                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                              Fund Information
                                   -------------------------------------------------------------------------------------------------



                                                                           Participant Directed Funds
                                    -----------------------------------------------------------------------------------------------
                                          Company   Aggressive       S&P 500    Long-Term         Income     Treasury    Executive
                                       Stock Fund   Stock Fund    Index Fund    Bond Fund           Fund         Fund    Life Fund
                                    -------------  -----------  ------------  -----------------------------------------------------
                                                                                                                          (Note 5)
NET INVESTMENT INCOME
  Interest                           $     85,149  $     8,625   $    24,784  $     4,662  $   4,119,998 $      8,581  $    11,553
  Dividends                                     -    1,443,087             -      716,785        215,529      844,585            -
                                     ------------  -----------   -----------  -----------  -------------  -----------  -----------
                                           85,149    1,451,712        24,784      721,447      4,335,527      853,166       11,553
REALIZED GAIN (LOSS) ON  INVESTMENTS

  Aggregate proceeds                   14,523,763    1,033,468     4,104,657    1,088,641    369,001,219    3,137,358            -
  Aggregate cost                       (9,349,397)    (997,824)   (3,079,235)  (1,085,122)  (369,936,453)  (3,137,358)           -
                                     ------------  -----------   -----------  -----------  -------------  -----------  -----------
  Net realized gain (loss)              5,174,366       35,644     1,025,422        3,519       (935,234)           -            -

UNREALIZED APPRECIATION

  (DEPRECIATION) OF INVESTMENTS       (31,200,751)     108,890     8,535,784     (604,669)    (1,297,829)           -   (1,131,082)

CONTRIBUTIONS

  Participants                         10,971,541    2,438,787     3,112,800      563,096      2,850,745    1,011,163            -
  Company                               7,492,343    1,556,769     2,006,493      389,196      2,017,605      656,236            -
                                     ------------  -----------   -----------  -----------  -------------  -----------  -----------
                                       18,463,884    3,995,556     5,119,293      952,292      4,868,350    1,667,399            -
OTHER

  Distributions to participants and

    beneficiaries                     (13,300,851)  (1,476,339)   (3,990,424)    (472,704)    (6,439,459)  (2,787,806)    (511,468)
  Transfers between funds              (2,627,784)   5,738,338     4,058,146      213,219     (6,466,019)     827,018       (2,886)
  Administrative expenses                (756,772)    (250,745)     (333,707)     (54,044)       (88,717)     (65,162)           -
                                     ------------  -----------   -----------  -----------  -------------  -----------  -----------
NET INCREASE (DECREASE) IN NET

  ASSETS AVAILABLE FOR BENEFITS       (24,162,759)   9,603,056    14,439,298      759,060     (6,023,381)     494,615   (1,633,883)

NET ASSETS AVAILABLE FOR BENEFITS,

  Beginning of year                   161,472,517    9,226,968    38,784,697    8,128,474     62,612,330   15,583,620    7,051,302
                                     ------------  -----------   -----------  -----------  -------------  -----------  -----------
  End of year                        $137,309,758  $18,830,024   $53,223,995  $ 8,887,534  $  56,588,949  $16,078,235  $ 5,417,419
                                     ============  ===========   ===========  ===========  =============  ===========  ===========



                                             ---------------------------
                                                    Non-
                                             Participant
                                                Directed
                                                    Fund
                                             -----------

                                               ESOP Fund      Loan Fund           Total
                                            ------------     ----------   -------------


NET INVESTMENT INCOME
  Interest                                   $       118    $ 1,527,305   $   5,790,775
  Dividends                                            -              -       3,219,986
                                             -----------    -----------   -------------
                                                     118      1,527,305       9,010,761
REALIZED GAIN (LOSS) ON  INVESTMENTS

  Aggregate proceeds                           1,022,357              -     393,911,463
  Aggregate cost                                (999,591)             -    (388,584,980)
                                             -----------    -----------   -------------
  Net realized gain (loss)                        22,766              -       5,326,483

UNREALIZED APPRECIATION

  (DEPRECIATION) OF INVESTMENTS               (2,462,944)             -     (28,052,601)

CONTRIBUTIONS

  Participants                                         -              -      20,948,132
  Company                                              -              -      14,118,642
                                             -----------    -----------   -------------
                                                       -              -      35,066,774
OTHER

  Distributions to participants and

    beneficiaries                               (755,793)             -     (29,734,844)
  Transfers between funds                        (50,122)    (1,689,910)              -
  Administrative expenses                       (264,552)             -      (1,813,699)
                                             -----------    -----------   -------------
NET INCREASE (DECREASE) IN NET

  ASSETS AVAILABLE FOR BENEFITS               (3,510,527)      (162,605)    (10,197,126)

NET ASSETS AVAILABLE FOR BENEFITS,

  Beginning of year                           14,224,994     21,850,295     338,935,197
                                             -----------    -----------   -------------
  End of year                                $10,714,467    $21,687,690   $ 328,738,071
                                             ===========    ===========   =============

The accompanying Notes to Financial Statements are an integral part of this statement.


                                                                          HARRAH'S ENTERTAINMENT, INC.
                                                                          SAVINGS AND RETIREMENT PLAN
                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                 Fund Information
                                 -------------------------------------------------------------------------------------------------



                                                                             Participant Directed Funds
                                 -------------------------------------------------------------------------------------------------
                                          Company   Aggressive        S&P 500    Long-Term        Income     Treasury    Executive
                                       Stock Fund   Stock Fund     Index Fund    Bond Fund          Fund         Fund    Life Fund
                                  ---------------  -----------   ------------  -----------    ----------    ---------  -----------
                                                                                                                          (Note 5)
NET INVESTMENT INCOME
  Interest                          $     167,091  $     2,729   $     18,152  $     3,950  $  4,063,033  $     8,764  $         -
  Dividends                                     -      281,594        222,699      487,722             -      852,043            -
                                    -------------  -----------   ------------  -----------  ------------  -----------  -----------
                                          167,091      284,323        240,851      491,672     4,063,033      860,807            -
REALIZED GAIN (LOSS) ON  INVESTMENTS
  Aggregate proceeds                  176,823,320    2,285,069     22,733,931    4,773,759   382,169,977            -            -
  Aggregate cost                     (123,347,247)  (1,953,996)   (19,801,212)  (4,586,597) (381,528,827)           -            -
                                    -------------  -----------   ------------  -----------  ------------  -----------  -----------
  Net realized gain (loss)             53,476,073      331,073      2,932,719      187,162       641,150            -            -

UNREALIZED APPRECIATION
  (DEPRECIATION) OF INVESTMENTS       (34,479,120)     675,878      6,192,843      819,131     3,769,754            -            -

CONTRIBUTIONS
  Participants                         12,600,382      933,238      2,383,150      449,623     3,316,793    1,107,898            -
  Company                               8,769,684      551,512      1,526,255      235,605     2,418,642      719,084            -
                                    -------------  -----------   ------------  -----------  ------------  -----------  -----------
                                       21,370,066    1,484,750      3,909,405      685,228     5,735,435    1,826,982            -
OTHER
  Distributions to participants and
    beneficiaries                     (14,528,025)    (106,902)    (2,868,583)    (130,710)   (7,010,748)  (1,975,670)    (495,602)
  Transfers between funds             (22,763,179)   6,333,753      5,489,055    8,448,867    (2,015,058)   4,475,334       (3,086)
  Transfers for spin-off              (16,820,769)  (1,996,362)    (5,522,510)  (4,157,672)   (6,905,858)  (2,753,804)    (548,938)
  Administrative expenses                (483,416)     (40,100)      (106,921)     (18,450)     (478,985)     (53,817)           -
                                    -------------  -----------   ------------  -----------  ------------  -----------  -----------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS       (14,061,279)   6,966,413     10,266,859    6,325,228    (2,201,277)   2,379,832   (1,047,626)
NET ASSETS AVAILABLE FOR BENEFITS,

  Beginning of year                   175,533,796    2,260,555     28,517,838    1,803,246    64,813,607   13,203,788    8,098,928
                                    -------------  -----------   ------------  -----------  ------------  -----------  -----------
  End of year                       $ 161,472,517  $ 9,226,968   $ 38,784,697  $ 8,128,474  $ 62,612,330  $15,583,620  $ 7,051,302
                                    =============  ===========   ============  ===========  ============  ===========  ===========


                                            --------------------------
                                                   Non-
                                            Participant
                                               Directed
                                                   Fund
                                             -----------

                                              ESOP Fund      Loan Fund           Total
                                              ---------    -----------    ------------

NET INVESTMENT INCOME
  Interest                                   $      319   $  1,555,553  $    5,819,591
  Dividends                                           -              -       1,844,058
                                            -----------    -----------  --------------
                                                    319      1,555,553       7,663,649
REALIZED GAIN (LOSS) ON  INVESTMENTS
  Aggregate proceeds                         14,826,674              -     603,612,730
  Aggregate cost                            (11,114,433)             -    (542,332,312)
                                            -----------    -----------  --------------
  Net realized gain (loss)                    3,712,241              -      61,280,418

UNREALIZED APPRECIATION
  (DEPRECIATION) OF INVESTMENTS              (2,433,756)             -     (25,455,270)

CONTRIBUTIONS
  Participants                                        -              -      20,791,084
  Company                                       371,642              -      14,592,424
                                            -----------    -----------  --------------
                                                371,642              -      35,383,508
OTHER
  Distributions to participants and
    beneficiaries                            (1,525,468)             -     (28,641,708)
  Transfers between funds                        (9,714)        44,028               -
  Transfers for spin-off                       (844,424)    (1,596,056)    (41,146,393)
  Administrative expenses                         1,229              -      (1,180,460)
                                            -----------    -----------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                (727,931)         3,525       7,903,744
NET ASSETS AVAILABLE FOR BENEFITS,

  Beginning of year                          14,952,925     21,846,770     331,031,453
                                            -----------    -----------  --------------
  End of year                               $14,224,994    $21,850,295  $  338,935,197
                                            ===========    ===========  ==============


The accompanying Notes to Financial Statements are an integral part of this statement.




                                                                          HARRAH'S ENTERTAINMENT, INC.
                                                                          SAVINGS AND RETIREMENT PLAN
                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                               Fund Information
                                   ----------------------------------------------------------------------------------------------



                                                                          Participant Directed Funds
                                   ----------------------------------------------------------------------------------------------
                                          Company   Aggressive        S&P 500   Long-Term        Income     Treasury    Executive
                                       Stock Fund   Stock Fund     Index Fund   Bond Fund          Fund         Fund    Life Fund
                                   --------------  -----------   ------------ -----------     ---------   ----------  -----------
                                                                                                                         (Note 5)
NET INVESTMENT INCOME
  Interest                          $      74,748  $       145  $       8,842   $     102  $  4,274,148  $     4,484  $     2,875
  Dividends                                     -            -        603,276      11,584             -      456,209            -
                                     ------------  -----------  -------------   ---------  ------------ ------------  -----------
                                           74,748          145        612,118      11,686     4,274,148      460,693        2,875
REALIZED GAIN (LOSS) ON INVESTMENTS
  Aggregate proceeds                   17,486,151            -      3,124,163           -     2,879,687            -            -
  Aggregate cost                       (5,599,712)           -     (2,717,751)          -    (2,971,295)           -            -
                                     ------------  -----------  -------------   ---------  ------------ ------------  -----------
    Net realized gain (loss)           11,886,439            -        406,412           -       (91,608)           -            -

UNREALIZED APPRECIATION
  (DEPRECIATION) OF INVESTMENTS       (92,596,671)     (28,813)    (2,382,635)      9,075    (2,262,385)           -            -

CONTRIBUTIONS
  Participants                         13,313,603       75,217      2,169,629      25,989     3,618,366      754,159            -
  Company                               9,058,805       47,402      1,415,552      17,370     2,575,445      621,675            -
                                     ------------  -----------  -------------   ---------  ------------ ------------  -----------
                                       22,372,408      122,619      3,585,181      43,359     6,193,811    1,375,834            -
OTHER
  Distributions to participants and
    beneficiaries                     (13,819,311)         (91)    (2,121,419)       (549)   (5,767,763)  (1,145,732)    (286,300)
  Transfers between funds             (12,149,250)   2,173,104      1,222,398   1,741,979     2,482,193    4,539,095      (61,541)
  Administrative expenses                (675,971)      (6,409)      (136,023)     (2,304)     (373,372)     (45,847)           -
                                     ------------  -----------  -------------   ---------  ------------ ------------  -----------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS       (84,907,608)   2,260,555      1,186,032   1,803,246     4,455,024    5,184,043     (344,966)

NET ASSETS AVAILABLE FOR
  BENEFITS,
  Beginning of year                   260,441,404            -     27,331,806           -    60,358,583    8,019,745    8,443,894
                                     ------------  -----------  -------------   ---------  ------------ ------------  -----------
  End of year                        $175,533,796   $2,260,555    $28,517,838  $1,803,246   $64,813,607  $13,203,788   $8,098,928
                                     ============  ===========  =============  ==========  ============ ============  ===========





                                             ---------------------------
                                                    Non-
                                             Participant
                                                Directed
                                                    Fund
                                             -----------

                                               ESOP Fund      Loan Fund           Total
                                             -----------    -----------      ----------

NET INVESTMENT INCOME
  Interest                                   $         -    $ 1,616,847    $  5,982,191
  Dividends                                            -              -       1,071,069
                                             -----------    -----------    ------------
                                                       -      1,616,847       7,053,260
REALIZED GAIN (LOSS) ON INVESTMENTS
  Aggregate proceeds                           1,276,173              -      24,766,174
  Aggregate cost                                (693,131)             -     (11,981,889)
                                             -----------    -----------    ------------
    Net realized gain (loss)                     583,042              -      12,784,285

UNREALIZED APPRECIATION
  (DEPRECIATION) OF INVESTMENTS               (8,085,372)             -    (105,346,801)

CONTRIBUTIONS
  Participants                                         -              -      19,956,963
  Company                                        540,119              -      14,276,368
                                             -----------    -----------    ------------
                                                 540,119              -      34,233,331
OTHER
  Distributions to participants and
    beneficiaries                             (1,242,271)             -     (24,383,436)
  Transfers between funds                          6,646         45,376               -
  Administrative expenses                              -              -      (1,239,926)
                                             -----------    -----------    ------------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS               (8,197,836)     1,662,223     (76,899,287)

NET ASSETS AVAILABLE FOR
  BENEFITS,
  Beginning of year                           23,150,761     20,184,547     407,930,740
                                             -----------    -----------    ------------
  End of year                                $14,952,925    $21,846,770    $331,031,453
                                             ===========    ===========    ============

The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

NOTE 1 - SUMMARY DESCRIPTION OF THE PLAN

The following description of Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan," formerly The Promus Companies Incorporated Savings and Retirement Plan) is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

The Plan

Effective June 30, 1995, The Promus Companies Incorporated ("Promus") was split into two independent public corporations (the "Spin-off"). Promus, which was renamed Harrah's Entertainment, Inc. ("Harrah's"), retained the casino entertainment business. Promus' hotel operations were transferred to a newly created company, Promus Hotel Corporation ("PHC"). The agreements governing the terms of the Spin-off transaction required that the assets allocable to those participants in the Plan who became employees of PHC be transferred to a new savings and retirement plan (the "PHC Plan"), which was established for the benefit of the eligible employees of PHC and its affiliates. Concurrent with the completion of the Spin-off, the Plan was renamed the Harrah's Entertainment, Inc. Savings and Retirement Plan. Participants' investments in Promus common stock through the Company Stock Fund and the ESOP Fund were converted into investments in the common stock of their employer, either Harrah's or PHC, after the Spin-off.

The Plan was established by Harrah's effective February 6, 1990, to include eligible employees of Harrah's and its affiliates (the "Company") for the primary purpose of allowing these employees to accumulate capital for their retirement. Participants can contribute either pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) or after-tax dollars to the Plan, as provided for under Sections 401(k) and 401(m) of the Internal Revenue Code.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Investment Funds

By election of a participant, his or her account balance (comprised of contributions, Company matching funds and accumulated earnings) can be invested in one or in a combination of up to six separate funds of the Plan in 1% increments as follows. Prior to October 1, 1996, funds could be invested in 10% increments.

I. Company Stock Fund - invested in Harrah's common stock which provides a return based on the change in market value of Harrah's common stock, including any dividends declared thereon;

II. Aggressive Stock Fund - invested in the Delaware Trend Institutional Fund, a mutual fund comprised primarily of a mix of common stocks of emerging and other growth-oriented companies, including securities convertible to common stocks;

III. S&P 500 Index Fund (formerly called the Diversified Stock Fund) - invested in the State Street Bank Flagship Fund, an S&P 500 Indexed common/collective trust fund, which provides a return based on the performance of the stocks included within the Flagship Fund, including dividends thereon;

IV. Long-Term Bond Fund - invested in the Vanguard Long-Term Corporate Portfolio, a mutual fund with investments in a diversified mix of long-term investment grade bonds;

V. Income Fund - invested primarily in intermediate-term bonds issued by corporations and by the U.S. Government and its agencies, as directed by Western Asset Management Company, the fund's investment manager; or

VI. Treasury Fund - invested in the Dreyfus Treasury Fund, a money market mutual fund that invests solely in United States Treasury Department backed short-term securities issued by the U.S. Government.

The Plan also includes three other special purpose funds, as follows:

VII. Executive Life Fund - segregates the assets and participants' equity accounts related to the investment in Executive Life Insurance Company's guaranteed investment contract. See Note 5 - Executive Life Investment for further details.

VIII. ESOP Fund - accounts for special contributions by Harrah's of its common stock or cash equivalents to eligible employees. The ESOP Fund was established within the Plan to serve as a means to monitor the accounts and records of the participants. Participants are not allowed to make contributions to their ESOP account and distributions can be made only after a participant terminates employment.

IX. Loan Fund - separately tracks loans to participants as provided for under the Plan. See "How To Borrow Money" in the Summary Plan Description for further details.

Occasionally, the Funds hold cash on a temporary basis pending investment or withdrawals. Cash balances are invested in temporary investments.

Plan Administration

The general administration of the Plan is the responsibility of its Trustees, who are appointed by the Human Resources Committee of the Harrah's Board of Directors, and who act as the Plan Administrator. The Trustees perform the duties and exercise the authority set forth in the Plan and Trustee Agreements. The Trustees have delegated certain of their authority to individuals for purposes of day-to-day administration.

Employee Eligibility, Vesting and Termination

Employees of the Company become eligible to join the Plan on the first entry date (January 1 or July 1) following completion of 12 months during which the employee is credited with at least 1,000 hours of service. Participants vest in Company matching contributions over seven calendar years of credited service as follows:

                   Years of                    Vested
           Credited Service                Percentage
           ----------------                ----------
              One                              10%
              Two                              20%
              Three                            30%
              Four                             40%
              Five                             60%
              Six                              80%
              Seven                           100%

An employee's active participation in the Plan ceases upon separation of service at which time his or her vested account balance can either be withdrawn or remain in the Plan according to the Plan Document.

Plan Expenses

As sponsor of the Plan, Harrah's, through its wholly-owned subsidiary Harrah's Operating Company, Inc. ("HOC"), initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform administrative services solely for the Plan, rent, various service charges and other direct costs of operation. The Plan reimbursed HOC for these costs in the amounts of approximately $1.1 million, $1.2 million and $1.2 million for 1996, 1995 and 1994, respectively. Such costs are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.

Participants' Contributions and Withdrawals

Participants can elect to make basic contributions ranging from two to six percent of their eligible earnings, as defined. These contributions are then matched by the Company. If a non-highly compensated participant is making basic pre-tax contributions of six percent of his earnings to the Plan, the participant could elect to make supplemental contributions of up to an additional 10% of which 8% can be pre-tax dollars. Highly compensated employees could contribute up to an additional 10% of after-tax dollars as supplemental contributions. The Company will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Company contributions and related income may be withdrawn by giving 30 days written notice subject to Plan and Internal Revenue Service rules. In-service withdrawals of pre-tax contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2. Withdrawal of basic after-tax and matching contributions will not prohibit participants from making further contributions; however, if these contributions or any other funds are withdrawn, the Company will not match subsequent contributions for six months. Supplemental after-tax contributions and any earnings thereon may be withdrawn without this penalty. If a participant ceases to make contributions to the Plan, the participant's equity may remain constant, except for allocation of earnings, gains and losses on the Plan's investments.

Allocation of Forfeitures and Net Plan Income

As required by the Plan, forfeited amounts attributed to non-vested Company matching contributions of terminated employees will not be reallocated to remaining participants for a period of five years. Employees who return to service within that period will be credited, subject to further vesting, at the date of rehire with the unallocated equity amount. The total amount of potential forfeitures of terminated non-vested participants at December 31, 1996 was approximately $2.1 million. Forfeitures are allocated to active participants based upon their total basic contributions for the year. The Plan Administrator reallocated approximately $0.3 million, $0.5 million and $0.7 million of forfeited funds during 1996, 1995 and 1994, respectively.

Net Plan income (i.e. unrealized appreciation/depreciation of investments, dividend and interest income, and realized gains or losses on the sale of investments) is allocated monthly to active participants based upon the individual's prior month-end equity balance. For purposes of calculating the realized gains or losses on investments, the Plan uses a cumulative average cost per share.

Loans

Loans may be made to participants upon written application to the Plan Administrator. All loans, other than those used to acquire or construct the principal residence of the participant, shall be repaid within five years. The minimum amount that may be borrowed is $500. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which maximum is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear interest at a rate set by the Plan Administrator, and are secured by the account balance of the participant equal to the outstanding loan amount. Principal and interest paid by a participant are credited to the participant's account. At both December 31, 1996 and 1995, these loans had interest rates ranging from 7.5% to 9.5%.

Accounting Policies

The American Institute of Certified Public Accountants issued Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," effective for fiscal years beginning after December 15, 1994. The application of SOP 94-4 to investment contracts entered into before December 31, 1993, is delayed to plan years beginning after December 15, 1995. SOP 94-4 changes the Plan's reporting for certain investment contracts (as defined in SOP 94-4) from contract value to fair market value. The Plan adopted SOP 94-4 during 1996, which resulted in a reduction in the carrying value of the Executive Life Insurance guaranteed investment contract of approximately $1.1 million. This reduction is included in unrealized appreciation (depreciation) of investments in the accompanying statement of changes in net assets available for benefits. The contract value as of December 31, 1996 was approximately $9.0 million. See Note 5 for further discussion.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - VALUATION OF INVESTMENTS

Investments in securities, common/collective trust funds and mutual funds are stated at market values on the last business day of the plan year.

NOTE 3 - INVESTMENTS

The fair market values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1996 and 1995, were as follows:


                                                                 1996                       1995
                                                         ------------               ------------

Harrah's Entertainment, Inc.                             $146,441,226               $171,918,946
  Common Stock

Delaware Trend Institutional Fund                          17,773,235                  8,007,657

Dreyfus Treasury Fund                                      17,164,516                 17,092,695

State Street Bank Flagship Fund                            52,537,865                 36,722,025

Loans to Participants                                      21,687,690                 21,850,295

NOTE 4 - EXCESS CONTRIBUTIONS

Certain plan participants received a refund of a portion of their contributions and attributable earnings totaling approximately $54,000, $53,000 and $63,000 in 1996, 1995 and 1994, respectively. These refunds were paid in accordance with Internal Revenue Code Section 401(m) which requires that certain nondiscriminatory tests related to the overall composition of participants' contributions be met and Section 415 which requires annual contributions not to exceed 25% of the participant's compensation, as defined.

NOTE 5 - EXECUTIVE LIFE INVESTMENT

On May 1, 1991, the Plan was amended to provide that approximately $12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company ("Executive Life") and held in the Plan's Income Investment Fund would be frozen until such time as the contract is finally paid out. The $12.9 million represented the book value of this contract as of March 31, 1991. The action was taken by the Company due to the conservatorship imposed on Executive Life by the State of California Insurance Commissioner. The Company has agreed to pay to the Plan any deficiency between the $12.9 million and any amounts finally paid under the contract. The Company has also agreed to make interest free loans to the Plan, which are to be repaid out of any amounts received under the contract, so that persons who leave or who have already left the Company's employment may withdraw the vested portion of the Executive Life guaranteed investment contract, as well as other vested funds. Amounts loaned to the Plan are reflected in the accompanying statements of net assets available for benefits as advances from Harrah's.

On September 3, 1993, the California Department of Insurance closed on a rehabilitation transaction with Aurora National Life Assurance Company ("Aurora"), whereby substantially all Executive Life assets and restructured liabilities were transferred to Aurora. Additionally, on September 3, 1993, Aurora made a payment of approximately $1.9 million to the Plan which reduced the principal of the Executive Life contract. Of this payment, approximately $0.4 million was paid to Harrah's to reduce the advances from Harrah's balance. The remaining amount was used to unfreeze part of the Executive Life Fund for each participant on a pro-rata basis.

On February 4, 1994, the Plan elected to participate in an ongoing rehabilitation plan offered by Aurora. This plan provides for recovery of a minimum of 77.7% of the March 31, 1991, book value.

On July 29, 1996, Aurora made a payment of approximately $0.1 million to the Plan which reduced the principal of the Executive Life contract. This payment will be used to unfreeze part of the Executive Life Fund for each participant on a pro-rata basis.

Under the Plan Amendment that governs the Executive Life contract, non-benefit responsive distributions are allocated pro-rata among the remaining participants (based upon their investment in the contract) and to the Company (based on the Plan's payable to the Company). Benefit responsive distributions are allocated to the Company as the

Company previously loaned the Plan the funds for the distributions. In April 1995, Aurora began honoring requests for distributions for terminated participants, as well as for hardship withdrawals. During 1996, Aurora discontinued reimbursements for hardship withdrawals. Harrah's remains liable to the Plan for any deficiency between the book value and amounts ultimately received. The restructured contract matures on September 3, 1998, and is presently earning interest at approximately 5%.

The accounts payable balance for the Executive Life Fund as of December 31, 1996 and 1995, primarily represents a payable to the PHC Plan for that plan's portion of the Executive Life contract (see Note 1). The plan administrator expects the contract to be split into two separate contracts during 1997.

NOTE 6 - PLAN QUALIFICATION

The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the Internal Revenue Code ("IRC"); therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). A favorable determination letter regarding the Plan's status, dated November 19, 1992, has been received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 8 - RECONCILIATION TO FORM 5500

As of December 31, 1996 and 1995, the Plan had approximately $0.7 million and $2.0 million, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1996 and 1995:


                                                                                NET ASSETS                  NET ASSETS
                                     BENEFITS                                AVAILABLE FOR               AVAILABLE FOR
                                   PAYABLE TO                                     BENEFITS                    BENEFITS
                                 PARTICIPANTS     BENEFITS PAID           DECEMBER 31,1995           DECEMBER 31, 1996
                                 ------------     -------------           ----------------           -----------------
Per financial
statements                          $       -       $29,734,844               $338,935,197                $328,738,071
Accrued benefit
payment                               700,000           700,000                          -                   (700,000)

Reversal of 1995 accrual
for benefit
payment                                     -        (2,000,000)               (2,000,000)                           -
                                     --------       -----------               ------------                ------------
Per Form 5500                        $700,000       $28,434,844               $336,935,197                $328,038,071
                                     ========       ===========               ============                ============



NOTE 9 - SUBSEQUENT EVENT

Subsequent to December 31, 1996, Harrah's announced the sale of its ownership interest in two limited stakes casinos located in Colorado, subject to regulatory approval, and discontinued managing those casinos on March 31, 1997. This event qualifies as a disposition of a subsidiary as defined in the Plan Document, which resulted in the immediate vesting of all affected participants.

                                                                  EXHIBIT I
                                                                  Page 1 of 4


                                    HARRAH'S ENTERTAINMENT, INC.
                                    SAVINGS AND RETIREMENT PLAN
                          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      AS OF DECEMBER 31, 1996


                                                                            COST             MARKET VALUE
                                                                    ------------             ------------

HARRAH'S ENTERTAINMENT, INC.
 COMMON STOCK
Company Stock Fund*                                                 $108,400,619              $135,632,128
ESOP Fund*                                                             9,035,933                10,809,098
                                                                   -------------             -------------
                                                                     117,436,552               146,441,226
                                                                   -------------             -------------

MUTUAL FUNDS
Delaware Trend Institutional Fund                                     16,900,229                17,773,235
Dreyfus Treasury Fund                                                 17,164,516                17,164,516
Vanguard - Long-Term Corporate Portfolio                               8,758,809                 8,902,563
                                                                  --------------            --------------
                                                                      42,823,554                43,840,314
                                                                  --------------            --------------

COMMON/COLLECTIVE TRUST FUND
State Street Bank Flagship Fund                                       36,059,519                52,537,865
                                                                  --------------            --------------

GUARANTEED INVESTMENT CONTRACTS
Executive Life Insurance Company                                       8,971,756                 7,840,674
                                                                  --------------            --------------

CORPORATE SECURITIES
Asset Securitization Corporation Series 1996-MD6
   Class A1A, 6.72%, dated 12/17/96, due 11/13/26                      1,112,375                 1,108,910
Bridgestone/Firestone Master Trust Series 1996-1 Class A,
   6.17%, dated 11/8/96, due 7/1/03                                    1,592,000                 1,591,648
Champion Home Equity Loan Series 1995-2 Class A2,
   Variable Rate, dated 5/1/95, due 5/25/50                              520,928                   521,601
Citibank Credit Card Master Trust Series 1996-1 Class A,
   0.00%, dated 1/29/96, due 2/7/03                                    1,156,250                 1,249,680
Cityscape Home Equity Loan Trust Series 1996-4 Class AIO,
   7.40%, dated 12/9/96, due 9/25/27                                   1,000,000                 1,000,000
Contimortgage Home Equity Loan Trust Series 1995-1
   Class A2A, 8.60%, dated 2/23/95, due 2/15/10                          481,944                   485,271
Deutsche Bank Financial, 6.70%, dated 12/13/96,
   due 12/13/06                                                        1,694,747                 1,665,592
DLJ Mortgage Acceptance Corporation Series 1996-CF2,
   Class A1A, 6.86%, dated 11/1/96, due 7/1/05                           875,633                   872,348


                                                                      EXHIBIT I
                                                                    Page 2 of 4


                                     HARRAH'S ENTERTAINMENT, INC.
                                      SAVINGS AND RETIREMENT PLAN
                            SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       AS OF DECEMBER 31, 1996

                                                                            COST              MARKET VALUE
                                                                     -----------              ------------

CORPORATE SECURITIES (CONTINUED)
Donaldson Lufkin and Jenrette, 5.625%, dated 2/15/96,
   due 2/15/16                                                       $ 1,241,136              $ 1,245,491
Faxco Series 1996-BA1 Class A, 9.05%, dated 9/1/96,
   due 3/13/03                                                           945,950                  948,503
Ford Motor Credit Corporation Note, 7.75%,
   dated 11/15/92, due 11/15/02                                        1,232,539                1,209,625
First Boston Mortgage Securities Corporation, Series A
   Class IO, 9.488%, dated 3/1/87, due 5/16/18                           316,816                  331,632
First Boston Mortgage Securities Corporation, Series A
   Class PO, 0.00%, dated 3/1/87, due 5/16/18                            960,474                  970,299
Green Tree Financial Corporation Series 1994-A Class A,
   6.90%, dated 3/24/94, due 2/15/04                                   1,064,721                1,082,927
Heller Financial Inc., 6.50%, dated 11/4/96,
   due 11/1/01                                                           996,730                  989,860
Lehman Brothers Mortgage Trust Series 1990-5 Class A1,
   Adjustable Rate, dated 9/1/90, due 10/25/20                         1,622,790                1,659,167
Mego FHA 1996-2, Class A1, 7.275%, dated 8/1/96,
   due 8/25/17                                                           949,113                  956,029
Merrill Lynch Mortgage Invs Inc. Series 1996-C2 Class A1,
   6.69%, dated 11/1/96, due 11/21/28                                    815,247                  806,655
Mid-State Trust II Mortgage Backed Note Class A-4,
   9.625%, dated 4/1/88, due 4/1/03 P/Q                                1,235,287                1,204,782
Old Stone Credit Corporation Home Equity Trust
   Series 1992-3 Class A2, 6.30%, dated 8/25/92, due 9/25/07              97,573                  101,410
Oakdale Series 94-1 Class 144A, 7.95%, dated 4/1/94,
   due 5/1/01                                                          1,045,313                1,037,100
Option One Cts Arm Trust Series 1996-1 Class IO,
   Floating Rate, dated 3/14/96, due 3/25/01                             266,161                  200,862
Phillip Morris, 6.95%, dated 6/1/96, due 6/1/06                          999,640                1,013,100
Salomon, Inc. Mtn, Floating Rate, dated 11/4/96,
   due 11/5/97                                                         2,000,000                1,992,200
Securitized Asset Sales Inc. Series 1995-6 Class AP,
   0.00%, dated 11/1/95, due 12/25/10                                    144,889                  170,527
Standard Credit Card Trust Series 1995-9 Class A, 6.55%,
   dated 10/13/95, due 10/7/07                                         1,468,713                1,473,390
TCI Communications, Inc., Variable Rate, dated 9/13/95,
   due 9/15/10                                                         1,188,552                1,192,128


                                                                    EXHIBIT I
                                                                  Page 3 of 4


                                    HARRAH'S ENTERTAINMENT, INC.
                                    SAVINGS AND RETIREMENT PLAN
                          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      AS OF DECEMBER 31, 1996



                                                                           Cost             Market Value
                                                                   ------------             ------------
CORPORATE SECURITIES (CONTINUED)
The Money Store Home Equity Trust Series 1995-A2
   Class A7, Floating Rate, dated 3/30/95, due 6/15/25             $    582,657             $    583,074
Time Warner Inc., 7.75%, dated 6/15/95, due 6/15/05                   1,450,932                1,424,500
USL Capital Corporation Mtn, 7.76%, dated 3/29/95,
   due 3/29/02                                                          924,449                  915,710
Wachovia Capital Trust I, 7.64%, dated 12/16/96,
   due 1/15/27                                                        1,300,000                1,300,000
World Financial Network Credit Card Master Trust
   Series 1996-B Class A, 6.95%, dated 5/9/96, due 4/15/06            1,197,375                1,222,501
YPF Sociedad Anonima, 7.5%, dated 10/26/95,
   due 10/26/02                                                       1,178,405                1,184,284
                                                                   ------------             ------------
                                                                     33,659,339               33,710,806
                                                                   ------------             ------------

U.S. GOVERNMENT AND AGENCY SECURITIES
U.S. Treasury Bill, due 1/9/97                                          194,591                  194,591
U.S. Treasury Note, 6.875%, dated 5/15/96, due 5/15/06                1,715,354                1,762,907
U.S. Treasury Note, 7.00%, dated 7/15/96, due 7/15/06                 2,953,248                2,909,368
U.S. Treasury Note, 6.125%, dated 12/31/96, due 12/31/01              2,994,401                2,988,750
FHLMC Multiclass Mortgage Partn CTFS GTD REMIC Trust
    Series 1345 Class A, 0.00%, dated 7/1/92, due 7/15/22               251,529                  248,401
FHLMC Gold Pool #C90020, 6.50%, dated 6/1/93, due 6/1/13                522,435                  523,641
FHLMC Pool #181282, 7.50%, dated 8/1/82, due 9/1/07                     635,363                  631,198
FNMA GTD REMIC Pass Thru CTF REMIC Trust Series 4
   Class 2 Strip, 9.50%, dated 3/1/87, due 2/25/17                       78,897                   97,929
FNMA Pool #303323, 9.00%, dated 4/1/95, due 4/1/25                      597,493                  613,252
GNMA II Pool #8585, Adjustable Rate, dated 1/1/95,
   due 1/20/25                                                        1,950,764                1,944,777
GNMA Pool #286149, 9.50%, dated 1/1/90, due 1/15/05                     369,674                  361,305
GNMA Pool #302318, 9.50%, dated 1/1/91, due 1/15/06                     567,679                  555,360
Resolution Trust Corporation Series 1991-3 Class 3A,
   Floating Rate, dated 8/1/91, due 8/25/21                             419,424                  429,490
Resolution Trust Corporation Series 1991-4 Class B,
   Adjustable Rate, dated 8/1/91, due 2/25/21                           716,453                  747,871
Resolution Trust Corporation Series 1991-6 Class A1,
   Adjustable Rate, dated 9/1/91, due 5/25/19                           257,470                  264,949
Resolution Trust Corporation Series 1991-7 Class A,
   7.75%, dated 9/1/91, due 12/25/18                                    568,981                  580,832


                                                                      EXHIBIT I
                                                                    Page 4 of 4




                                         HARRAH'S ENTERTAINMENT, INC.
                                          SAVINGS AND RETIREMENT PLAN
                                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                           AS OF DECEMBER 31, 1996

                                                                            COST              MARKET VALUE
                                                                    ------------              ------------

U.S. GOVERNMENT AND AGENCY SECURITIES (CONTINUED)
Resolution Trust Corporation Series 1991-11 Class 3A,
   Adjustable Rate, dated 10/1/91, due 10/25/21                     $    497,070              $    499,724
Resolution Trust Corporation Series 1991-15 Class A2,
   Floating Rate, dated 10/1/91, due 7/25/20                           2,169,967                 2,265,339
Resolution Trust Corporation Series 1991-M6 Class A2,
   Floating Rate, dated 12/1/91, due 6/25/21                           1,646,179                 1,808,315
Resolution Trust Corporation Series 1992-3 Class A1,
   Adjustable Rate, dated 2/1/92, due 11/25/21                           871,766                   869,374
Resolution Trust Corporation Series 1992-M4 Class A2,
   Floating Rate, dated 5/1/92, due 9/25/21                              935,698                   956,546
Resolution Trust Corporation Series 1992-12 Class A1,
   Variable Rate, dated 9/1/92, due 8/25/22                              799,848                   802,844
Resolution Trust Corporation Series 1992-15 Class A3,
   10.00%, dated 4/1/96, due 7/25/27                                   1,180,362                 1,168,915
                                                                    ------------              ------------
                                                                      22,894,646                23,225,678
                                                                    ------------              ------------

OTHER
Long-term bond futures, expire 3/19/97                                   (14,954)                  (14,954)
United Mexican States, Floating Rate, dated 8/5/96,
   due 8/6/01                                                            895,500                   901,125
Province of Quebec, step up, dated 2/29/96, due 2/27/26                1,200,000                 1,163,808
                                                                    ------------              ------------
                                                                       2,080,546                 2,049,979
                                                                    ------------              ------------


LOANS TO PARTICIPANTS, 7.5% to 9.5%                                          N/A                21,687,690
                                                                    ------------              ------------

TEMPORARY INVESTMENTS
Salomon Brothers, Inc. investment cash
   Company Stock Fund                                                      2,210                     2,210
   ESOP Fund                                                               1,752                     1,752
Fidelity Money Market Trust                                            3,519,787                 3,519,787
                                                                    ------------              ------------
                                                                       3,523,749                 3,523,749
                                                                    ------------              ------------

        Total Investments                                           $267,449,661              $334,857,981
                                                                    ============              ============


* Represents a party-in-interest transaction.

                                                                     EXHIBIT II



                                                 HARRAH'S ENTERTAINMENT, INC.
                                                  SAVINGS AND RETIREMENT PLAN
                                               SCHEDULE OF REPORTABLE TRANSACTIONS
                                              FOR THE YEAR ENDED DECEMBER 31, 1996





                                                                                                            Current
                                                                                                           Value of
                                                                                             Cost of      Assets on
                                                            Purchase         Selling          Assets    Transaction          Gain
                    Description                                Price           Price            Sold           Date         (Loss)
--------------------------------------------------       -----------     -----------    ------------    -----------       --------
Fidelity Institutional Cash
 Purchases/sales                                         $80,779,838     $81,907,946    $(81,907,946)   $81,907,946        $    -

Fidelity Money Market Trust
 Purchases/sales                                          62,034,000      62,884,509     (62,884,509)    62,884,509             -

U.S. Treasury Note, 5.25%, dated 1/31/96, due 1/31/01
 Purchases/sales                                          17,915,069      17,934,695     (17,915,069)    17,934,695        19,626

U.S. Treasury Note, 6.125%, dated 4/10/96, due 3/31/98
 Purchases/sales                                          22,151,800      22,042,460     (22,151,800)    22,042,460      (109,340)


                                       Signature
                                     --------------



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          HARRAH'S ENTERTAINMENT, INC.
                                          SAVINGS AND RETIREMENT PLAN

         Dated:  June 23, 1997            By: /S/ MICHAEL N. REGAN
                                          ----------------------------------
                                          MICHAEL N. REGAN
                                          Authorized Trustee of the Plan and
                                          Vice President and Controller of
                                          Harrah's Entertainment, Inc.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




         As independent public accountants, we hereby consent to the incorporation of our report dated April 14, 1997, included in this Form 11-K for the year ended December 31, 1996, into Harrah's previously filed Registration Statement File No. 33-59975.




                                                   ARTHUR ANDERSEN LLP

Memphis, Tennessee,
  April 14, 1997.